Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE CLOSES ACQUISITION OF
NOKIA SIEMENS NETWORKS’

MICROWAVE TRANSPORT BUSINESS

Companies also conclude strategic technology and supply relationship

Ottawa, Canada, June 1, 2012 - DragonWave Inc. (TSX: DWI, NASDAQ: DRWI) today announced the closing of the acquisition of Nokia Siemens Networks’ microwave transport business including its associated operational support system (OSS) and related support functions.  The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l. and Nokia Siemens Networks dated May 3, 2012 (the “Master Acquisition Agreement”).

Nokia Siemens Networks retains responsibility for its existing solution sales and associated services for microwave transport, while DragonWave is responsible for the microwave transport product line, including R&D, product management and operations functions.  As previously announced on May 3, 2012, Nokia Siemens Networks will continue to provide R&D and other support to the business through a services arrangement.

As part of the acquisition, DragonWave is now the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies will jointly coordinate technology development activities.  DragonWave plans to rebrand the products acquired from Nokia Siemens Networks as “Harmony” products. Under the terms of the Master Acquisition Agreement, DragonWave will continue the support and development of these products, which will also be sold via Nokia Siemens Networks under the FlexiPacket brand through its existing channels as part of its end-to-end mobile broadband solution set.

“In closing this acquisition, we’ve established a new level of collaboration with Nokia Siemens Networks that positions DragonWave strategically for continued growth,” said DragonWave President and CEO Peter Allen.  “The new Harmony line we’re adding to our portfolio is backed by unmatched service and support and further bolsters our ability to participate in the tremendous growth in LTE networks worldwide.”

The business was acquired by one of DragonWave’s wholly-owned subsidiaries, DragonWave S.à r.l. The purchase price consists of €10.6 million in cash, subject to customary post-closing adjustments, and 2,000,978 common shares of DragonWave.  Under the Master Acquisition Agreement, Nokia Siemens Networks is subject to a lock-up restricting sale or disposition of the shares, subject to customary exceptions.  The Master Acquisition Agreement also includes a capital lease or similar deferred sale agreement from Nokia Siemens Networks to DragonWave of approximately €3.9 million of equipment.

Concurrently with the closing of the acquisition, DragonWave has also established a new credit facility with Comerica Bank and Export Development Canada. The credit facility is available to finance the completion of the acquisition and DragonWave’s working capital requirements.  The credit facility is for a total of US$40 million, of which DragonWave has drawn US$35 million as of June 1, 2012.  DragonWave also has access, subject to ongoing compliance with borrowing covenants, to US $20 million in additional credit (for total maximum credit of US $60 million). The new credit facility matures on May 31, 2014 and is secured by a first-priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Eurodollar loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3-4% above the applicable base rates.  The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

The acquisition of certain Chinese operations associated with the business is expected to be completed in the second half of 2012, subject to compliance with local Chinese regulatory requirements. Approximately 130 employees of Nokia Siemens Networks based in Shanghai (China) are expected to transfer to DragonWave once the closing of the acquisition of operations in China is complete.

Canaccord Genuity Corp. acted as exclusive financial advisor to DragonWave.

About DragonWave

DragonWave is a leading provider of high-capacity microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwave.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Information

Certain statements in this release constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information includes, without limitation, statements as to growth opportunities and the potential benefits associated with DragonWave’s acquisition of the microwave transport business including its associated operational support system (OSS) and related support functions (collectively, the “Business”) for either Nokia Siemens Networks or DragonWave (referred to below as the “parties”) and expectations regarding the business relationship between the parties. Forward-looking information is based on certain assumptions, including: the parties’ beliefs regarding the industry and markets in which they operate and expectations regarding potential synergies and prospects for the Business. This forward-looking information is identified by the use of terms and phrases such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or similar expressions. This acquisition is subject to risks and uncertainties including: that the expected synergies will not materialize, that unexpected costs will be incurred to integrate the Business, or that end-customer demand will not meet expectations. In particular, material risks and uncertainties for DragonWave following closing of the acquisition will include, without limitation:

•                  reliance on Nokia Siemens Networks for a large percentage of DragonWave’s revenues;

•                  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with DragonWave’s lenders, which should be understood in light of DragonWave’s history of losses;

•                  increased exposure to global currency fluctuations;

•                  increased regulatory compliance obligations, including financial reporting obligations; and

•                  risks associated with acquisitions generally as detailed on pages 19 to 21 of DragonWave’s Annual Information Form dated May 11, 2012 (the “AIF”).

Other risks relating to DragonWave’s business and industry can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities, including the AIF. These and other risks could cause DragonWave’s actual results, performance, achievements and developments to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking information. Readers are cautioned not to place undue reliance on forward-looking information. DragonWave assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	becky.obbema@interprosepr.com
Tel: +1 613 599 9991 ext 2262	Tel: +1 613 895 7000	Tel: +1 408 778 2024